                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                        --------------------------------
                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                        --------------------------------

(Mark One)

(x) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the fiscal year ended December 31, 1997

or

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________________ to _____________________


                           Commission File No. 0-21933

         A. Full title and address of the plan, if different from that of the issuer named below:

                 SUMMIT HOLDING SOUTHEAST, INC. RETIREMENT PLAN
           (FORMERLY KNOWN AS SUMMIT CONSULTING, INC. RETIREMENT PLAN)

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         SUMMIT HOLDING SOUTHEAST, INC.
                               2310 A-Z PARK ROAD
                             LAKELAND, FLORIDA 33801
                                 (941) 665-6060

                 Summit Holding Southeast, Inc. Retirement Plan
               (formerly Summit Consulting Inc. Retirement Plan)

                              Financial Statements

                     Years ended December 31, 1997 and 1996




                               TABLE OF CONTENTS

Report of Independent Auditors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

Audited Financial Statements

Statements of Net Assets Available for Benefits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
Statements of Changes in Net Assets Available for Benefits  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3
Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4
Schedule of Assets Held for Investment Purposes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
Schedule of Reportable Transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13






                         Report of Independent Auditors

The Plan Administrator
Summit Holding Southeast, Inc. Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Summit Holding Southeast, Inc. Retirement Plan (formerly Summit Consulting, Inc. Retirement Plan) (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                      ERNST & YOUNG LLP

Jacksonville, Florida
May 8, 1998

                 Summit Holding Southeast, Inc. Retirement Plan
               (formerly Summit Consulting, Inc. Retirement Plan)

                Statements of Net Assets Available for Benefits


                                                                                     DECEMBER 31
                                                                                1997           1996
                                                                            -------------------------------
                                                                                           <
ASSETS
Cash                                                                        $        1     $         1
Investments                                                                  9,617,642       7,300,822
Contributions receivable:
  Summit Holding Southeast, Inc.                                                21,646           1,892
  Participants                                                                  63,111          53,936
Other assets                                                                    19,913          16,198
                                                                            ----------     -----------
Net assets available for benefits                                           $9,722,313     $ 7,372,849
                                                                            ==========     ===========


See accompanying notes.






                 Summit Holding Southeast, Inc. Retirement Plan
               (formerly Summit Consulting, Inc. Retirement Plan)

           Statements of Changes in Net Assets Available for Benefits


                                                                                YEAR ENDED DECEMBER 31
                                                                                 1997             1996
                                                                            -----------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income:
    Interest and dividends                                                 $   705,098      $   515,343
    Net realized and unrealized appreciation of fair value
      of investments                                                         1,069,098          185,136
                                                                           -----------      -----------
                                                                             1,774,196          700,479

  Contributions from:
    Summit Holding Southeast, Inc.                                             783,764          411,013
    Participants                                                               764,263          797,287
    Transfer of funds and participant loans from plan rollovers                 42,857           33,012
                                                                           -----------      -----------
                                                                             1,590,884        1,241,312
                                                                           -----------      -----------
                                                                             3,365,080        1,941,791
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefits paid to participants                                             (1,015,616)        (505,818)
                                                                           -----------      -----------
Net increase                                                                 2,349,464        1,435,973

Net assets available for benefits at beginning of period                     7,372,849        5,936,876
                                                                           -----------      -----------
Net assets available for benefits at end of period                         $ 9,722,313      $ 7,372,849
                                                                           ===========      ===========


See accompanying notes.






                 Summit Holding Southeast, Inc. Retirement Plan
               (formerly Summit Consulting, Inc. Retirement Plan)

                         Notes to Financial Statements

                               December 31, 1997


1. DESCRIPTION OF THE PLAN

The Summit Holding Southeast, Inc. Retirement Plan (the Plan) (formerly Summit Consulting, Inc. Retirement Plan) is a defined contribution (401(k)) plan covering substantially all employees of Summit Consulting, Inc. (the Company) who have met certain requirements as to length of service and have elected to participate. The Plan was established effective May 1, 1992 and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Summit Consulting, Inc. was a 100% subsidiary of Summit Holding Corporation
(SHC) and SHC was owned by Employers Self Insurers Fund (ESIF), a Florida group self-insurance fund. ESIF entered into an Amended Plan of Conversion and Recapitalization (the Plan of Conversion) approved by the Florida Department of Insurance on November 15, 1996, by ESIF's Board of Trustees on April 15, 1997 and by ESIF's eligible members on May 9, 1997, pursuant to which, among other things, ESIF was converted into a stock insurance company (the "Conversion"), and all of ESIF's common stock was owned by Summit Holding Southeast, Inc.
(SHSE), a Florida corporation. Following the Plan of Conversion, Summit Consulting, Inc. remained a 100% subsidiary of Summit Holding Corporation, but Summit Holding Corporation became a 100% subsidiary of SHSE. Furthermore, effective as of the date of the Conversion, Summit Consulting, Inc. transferred sponsorship of the Plan to SHSE (but Summit Consulting, Inc. continued to participate in the Plan). Therefore, the amendment and restatement of this Plan was made by Summit Holding Southeast, Inc. Effective September 1, 1997, the Plan was continued in an amended and restated form.

Each participant of the Plan may voluntarily contribute up to 16% of their annual compensation subject to a maximum as defined by government regulations. The Company makes a matching contribution in an amount equal to 75% of the participant's tax deferred contribution, not to exceed 6% of the participant's annual compensation.

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. The Company's matching contributions are subject to forfeiture at varying percentages based on length of service and become fully vested after five years of service. Forfeitures are used to reduce the Company's matching contributions and not to increase benefits under the Plan.

The Plan provides for payments of benefits upon retirement, death, disability, termination of employment, and hardship withdrawals.

                 Summit Holding Southeast, Inc. Retirement Plan
               (formerly Summit Consulting, Inc. Retirement Plan)

                   Notes to Financial Statements (continued)





1. DESCRIPTION OF THE PLAN (CONTINUED)

The Plan provides that participants may obtain loans from the Plan in an amount up to one-half of the participant's vested account balance up to a maximum of $50,000. The minimum amount of any loan is $500. Interest rates for loans to participants are established by the plan administrator and are generally a function of market interest rate levels. As of December 31, 1997 and 1996, interest rates for outstanding loans varied from 7% to 11% and such loans are repayable over periods ranging up to 10 years. Certain loans have higher interest rates than current prevailing rates, due to the loan being initiated under a predecessor plan. Participant loans are collateralized by the participants' vested account balances.

The Company has the right to terminate the Plan at any time. If the Plan is terminated, the assets remaining in the Plan, after payment of all liabilities, will become fully vested to the participants in the Plan.

Further information about the Plan is contained in the Summary Plan Description of the Summit Consulting, Inc. Retirement Plan which is available from the plan administrator.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING BASIS

The financial statements of the Plan are presented on the accrual basis.

INVESTMENTS

Participants in the Plan have the following five investment options in Merrill Lynch mutual funds: the Government Securities Fund, the Federal Securities Fund, the Capital Fund, the Basic Value Fund, and the Global Allocation Fund. The current value of assets designated to the Federal Securities Fund, the Capital Fund, the Basic Value Fund, and the Global Allocation Fund is determined based upon quoted market values. Assets designated to the Government Securities Fund are generally invested in money market funds which are backed by U.S. Government securities and are stated at cost, which approximates fair market value. The investment funds are described by The Merrill Lynch Trust Company (the Trustee) as follows:

                 Summit Holding Southeast, Inc. Retirement Plan
               (formerly Summit Consulting, Inc. Retirement Plan)

                   Notes to Financial Statements (continued)





2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         GOVERNMENT SECURITIES FUND: This fund invests only in short-term securities backed by the full faith and credit of the U.S. Government.

         FEDERAL SECURITIES FUND: This fund seeks high current income by investing in U.S. Government and agency securities such as treasury notes, Ginnie Maes and Fannie Maes. The Merrill Lynch Federal Securities Fund is designed for conservative income-oriented investors.

         CAPITAL FUND: This is a growth and income fund which seeks high total return consistent with prudent risk. The Merrill Lynch Capital Fund shifts investments among income stocks, growth stocks and bonds.

         BASIC VALUE FUND: This is a growth fund with the primary investment objective of capital appreciation. The Merrill Lynch Basic Value Fund invests in what the fund manager believes to be undervalued equity securities.

         GLOBAL ALLOCATION FUND: This is a total return fund that invests internationally and domestically in a broad range of asset classes.

         CASH MANAGEMENT MONEY FUND: This is a cash holding account that temporarily invests excess or idle cash into money market accounts before it is used to purchase the above listed funds. The Merrill Lynch Cash Management Money Fund is not an investment option for participants.

In addition to the investment options with the Merrill Lynch mutual funds, participants have the option to invest in the SHSE Stock Fund, which is comprised of capital stock of the Plan's sponsor. This is the voting common stock of the Plan's sponsor, Summit Holding Southeast, Inc. SHSE stock is "Qualifying Employer Securities" as defined in ERISA Section 407(d)(5). The Plan may acquire and hold Qualifying Employer Securities.

                 Summit Holding Southeast, Inc. Retirement Plan
               (formerly Summit Consulting, Inc. Retirement Plan)

                   Notes to Financial Statements (continued)





2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ALLOCATION OF INVESTMENT INCOME

The allocation of earnings or losses of each investment fund is based on the average balance of each participant in each fund.

EXPENSES

Administrative expenses of the Plan are generally paid by SHSE.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INVESTMENTS

During the years ended December 31, 1997 and 1996, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated in fair value by $1,069,098 and $185,136, respectively, as follows:

                                                                          NET APPRECIATION
                                                                           (DEPRECIATION)
                                                                            IN FAIR VALUE         FAIR VALUE AT
                                                                           DURING THE YEAR         END OF YEAR
                                                                        ---------------------------------------
                Year ended December 31, 1997:
                  Fair value as determined by quoted market price:
                      Government Securities Fund                              $        -             $  486,967
                      Federal Securities Fund                                     13,291                842,194
                      Capital Fund                                               219,703              2,478,136
                      Basic Value Fund                                           382,917              2,834,737
                      Global Allocation Fund                                     (33,498)             1,308,786
                      SHSE stock                                                 486,685              1,139,044
                      Participant loans                                                -                527,778
                                                                              ----------             ----------
                                                                              $1,069,098             $9,617,642
                                                                              ==========             ==========






                 Summit Holding Southeast, Inc. Retirement Plan
               (formerly Summit Consulting, Inc. Retirement Plan)

                   Notes to Financial Statements (continued)





3. INVESTMENTS (CONTINUED)

                                                                 NET APPRECIATION
                                                                  (DEPRECIATION)
                                                                   IN FAIR VALUE         FAIR VALUE AT
                                                                  DURING THE YEAR         END OF YEAR
                                                               ------------------     ------------------
       Year ended December 31, 1996:
         Fair value as determined by quoted market price:
             Government Securities Fund                          $         -              $  666,116
             Federal Securities Fund                                 (20,762)              1,187,160
             Capital Fund                                             31,498               2,180,809
             Basic Value Fund                                        137,913               1,849,843
             Global Allocation Fund                                   36,487               1,033,488
             Participant loans                                             -                 383,406
                                                                 -----------              ----------
                                                                 $   185,136              $7,300,822
                                                                 ===========              ==========

The above information includes investments that represent 5% or more of the Plan's net assets.

                Summit Holding Southeast, Inc. Retirement Plan
              (formerly Summit Consulting, Inc. Retirement Plan)

                  Notes to Financial Statements (continued)



3. INVESTMENTS (CONTINUED)

The changes in net assets during the year ended December 31, 1997 for the separate funds are as follows:

                                           GOVERNMENT       FEDERAL                        BASIC     GLOBAL
                                           SECURITIES     SECURITIES       CAPITAL         VALUE   ALLOCATION   COMPANY  PARTICIPANT
                              COMBINED        FUND           FUND           FUND           FUND       FUND       STOCK      LOANS
                             -------------------------------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
Investment income:
  Interest and dividends     $   705,098    $   32,764   $   61,918    $  214,141    $  221,037   $  174,586  $      652    $      -
Net realized and
    unrealized appreciation
    (depreciation) in fair
    value of investments       1,069,098             -       13,291       219,703       382,917      (33,498)    486,685           -
                             -------------------------------------------------------------------------------------------------------
                               1,774,196        32,764       75,209       433,844       603,954      141,088     487,337           -
Contributions:
  Summit Holding
    Southeast, Inc.              783,764        33,733       36,542        93,927        97,978       74,557     447,027           -
  Participants                   764,263        63,312       75,437       220,478       232,734      166,151       6,151           -
  Rollovers                       42,857             -          100         8,994        14,796       18,967           -           -
                             -------------------------------------------------------------------------------------------------------
                               1,590,884        97,045      112,079       323,399       345,508      259,675     453,178           -
                             -------------------------------------------------------------------------------------------------------
                               3,365,080       129,809      187,288       757,243       949,462      400,763     940,515
DEDUCTIONS FROM NET
  ASSETS ATTRIBUTED TO:
Benefits paid to
  participants                (1,015,616)     (103,564)    (137,125)     (264,027)     (353,351)    (126,187)    (31,362)          -
                             -------------------------------------------------------------------------------------------------------
Net increase (decrease)
  prior to interfund
  transfers                    2,349,464        26,245       50,163       493,216       596,111      274,576     909,153           -
Interfund transfers (net)              -      (211,012)    (404,409)     (185,215)      414,768        9,352     232,142     144,374
                             -------------------------------------------------------------------------------------------------------
Net increase in net assets
  available for benefits       2,349,464      (184,767)    (354,246)      308,001     1,010,879      283,928   1,141,295     144,374

Net assets available for
  benefits at beginning
  of period                    7,372,849       685,564    1,198,159     2,201,830     1,861,147    1,042,743           -     383,406
                             -------------------------------------------------------------------------------------------------------
Net assets available
  for benefits at end of
  period                     $ 9,722,313     $ 500,797   $  843,913    $2,509,831    $2,872,026   $1,326,671  $1,141,295    $527,780
                             =======================================================================================================


(a) Participant loan interest income has been allocated to the other funds.

                Summit Holding Southeast, Inc. Retirement Plan
              (formerly Summit Consulting, Inc. Retirement Plan)

                  Notes to Financial Statements (continued)



3. INVESTMENTS (CONTINUED)

The changes in net assets during the year ended December 31, 1996 for the separate funds are as follows:



                                           GOVERNMENT        FEDERAL                          BASIC          GLOBAL
                                           SECURITIES       SECURITIES       CAPITAL          VALUE        ALLOCATION    PARTICIPANT
                              COMBINED        FUND            FUND            FUND            FUND            FUND          LOANS
                            --------------------------------------------------------------------------------------------------------
ADDITIONS TO NET
  ASSETS ATTRIBUTED TO:
Investment income:
  Interest and dividends    $  515,343    $  34,518      $     73,487    $    197,343     $  113,818    $    96,177       $       -
  Net realized and
    unrealized appreciation
    (depreciation) in fair
    value of investments       185,136            -           (20,762)         31,498        137,913         36,487               -
                            -------------------------------------------------------------------------------------------------------
                               700,479       34,518            52,725         228,841        251,731        132,664               -
Contributions:
  Summit Holding
    Southeast, Inc.            411,013       44,861            74,970         124,232         99,063         67,887               -
  Participants                 797,287       80,006           131,634         241,291        208,718        135,638               -
  Rollovers                     33,012         -                    -          11,265         13,575          8,172               -
                            -------------------------------------------------------------------------------------------------------
                             1,241,312      124,867           206,604         376,788        321,356        211,697               -
                            -------------------------------------------------------------------------------------------------------
                             1,941,791      159,385           259,329         605,629        573,087        344,361               -
DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
Benefits paid to
  participants                (505,818)     (37,229)         (109,722)       (155,804)       (89,031)      (114,032)              -
                            -------------------------------------------------------------------------------------------------------
Net increase prior to
  interfund transfers        1,435,973      122,156           149,607         449,825        484,056        230,329               -
Interfund transfers (net)            -      (54,228)          (22,245)        (60,552)       129,129         (4,622)         12,518
                            -------------------------------------------------------------------------------------------------------
Net increase in net
  assets available for
  benefits                   1,435,973       67,928           127,362         389,273        613,185        225,707          12,518

Net assets available for
  benefits at beginning
  of period                  5,936,876      617,636         1,070,797       1,812,557      1,247,962        817,036         370,888
                            -------------------------------------------------------------------------------------------------------
Net assets available
  for benefits at end of
  period                    $7,372,849    $ 685,564      $  1,198,159    $  2,201,830     $1,861,147    $ 1,042,743       $ 383,406
                            =======================================================================================================


(a) Participant loan interest income has been allocated to the other funds.

                 Summit Holding Southeast, Inc. Retirement Plan
               (formerly Summit Consulting, Inc. Retirement Plan)

                   Notes to Financial Statements (continued)





4. INCOME TAX STATUS

The Plan intends to apply with the Internal Revenue Service under Section 401(a) of the Internal Revenue Code (IRC). If approved, the Plan will not be subject to tax under present income tax law. The Plan is functioning under the assumption that they will qualify. Once qualified, the Plan is required to be operated in conformity with the IRC to maintain its qualification. The Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's pending qualified status.

5. TRANSACTIONS WITH PARTIES-IN-INTEREST

Fees charged during 1997 and 1996 for accounting, administrative and other services rendered by parties-in-interest were based on customary and reasonable rates for such services and are generally paid by the Company.

6. INFORMATION SYSTEMS (UNAUDITED)

Some older computer programs were written using two digits rather than four to define the applicable year. As a result, those computer programs have time sensitive software that recognize a date using "00" as the year 1900 rather than the year 2000. This could cause a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, or engage in similar normal business activities.

The Plan Sponsor is currently progressing toward transitioning to Year 2000 compliant software. The project includes determining whether third party service providers have reasonable plans to become year 2000 compliant. This effect of all Year 2000 efforts is estimated to be completed by the year 2000.

                 Summit Holding Southeast, Inc. Retirement Plan
               (formerly Summit Consulting, Inc. Retirement Plan)

                Schedule of Assets Held for Investment Purposes

                               December 31, 1997


             IDENTITY OF
          ISSUE, BORROWER,                                                                       CURRENT
       LESSOR OR SIMILAR PARTY               DESCRIPTION OF INVESTMENT            COST            VALUE
---------------------------------------------------------------------------------------------------------
Summit Holding Southeast             50,907 shares of common stock            $  664,945       $1,139,044

Merrill Lynch                        486,966 units Merrill Lynch Government
                                       Securities Fund                           486,966          486,967

Merrill Lynch                        86,379 units Merrill Lynch Federal
                                       Securities Fund                           825,260          842,194

Merrill Lynch                        71,913 units Merrill Lynch Capital Fund   2,273,389        2,478,136

Merrill Lynch                        75,573 units Merrill Lynch Basic Value
                                       Fund                                    2,486,412        2,834,737

Merrill Lynch                        92,625 units Merrill Lynch Global
                                       Allocation Fund                         1,358,164        1,308,786
                                                                              ---------------------------
                                                                               8,095,136        9,089,864
Participant loans                    7% - 11%                                          -          527,778
                                                                              ---------------------------
                                                                              $8,095,136       $9,617,642
                                                                              ===========================



                 Summit Holding Southeast, Inc. Retirement Plan
               (formerly Summit Consulting, Inc. Retirement Plan)

                      Schedule of Reportable Transactions

                          Year ended December 31, 1997


                                                                                         CURRENT
                                                                                          VALUE
                                                                              COST     OF ASSET ON        NET
    IDENTITY OF               DESCRIPTION        PURCHASE       SELLING        OF      TRANSACTION        GAIN
   PARTY INVOLVED              OF ASSET           PRICE         PRICE (a)   ASSET (a)      DATE          (LOSS)
---------------------------------------------------------------------------------------------------------------


Category (III)--Series of Transactions in Excess of 5% of Plan Assets
---------------------------------------------------------------------

Merrill Lynch      Cash Management Money Fund                $2,176,099  $2,176,099   $2,176,099
Merrill Lynch      Cash Management Money Fund   $2,203,169                2,203,169    2,203,169
Merrill Lynch      Government Securities Fund                 1,332,035   1,332,035    1,332,035
Merrill Lynch      Government Securities Fund    1,125,815                1,125,815    1,125,815
Merrill Lynch      Federal Securities Fund /
                     Class B                                  1,182,203   1,194,017    1,182,203      $(11,814)
Merrill Lynch      Federal Securities Fund /
                     Class D                                    577,118     576,042      577,118         1,076
Merrill Lynch      Federal Securities Fund /
                     Class D                     1,401,301                1,401,301    1,401,301
Merrill Lynch      Capital Fund / Class B                     2,164,341   2,023,305    2,164,341       141,036
Merrill Lynch      Capital Fund / Class D                       596,884     565,991      596,884        30,893
Merrill Lynch      Capital Fund / Class D        2,839,379                2,839,379    2,839,379
Merrill Lynch      Basic Value Fund / Class B                 1,849,239   1,558,437    1,849,239       290,802
Merrill Lynch      Basic Value Fund / Class D                   460,404     425,747      460,404        34,657
Merrill Lynch      Basic Value Fund / Class D    2,912,159                2,912,159    2,912,159
Merrill Lynch      Global Allocation Fund /
                     Class B                                  1,029,170     964,208    1,029,170        64,962
Merrill Lynch      Global Allocation Fund /
                     Class D                                    303,513     284,797      303,513        18,716
Merrill Lynch      Global Allocation Fund /
                     Class D                     1,642,961                1,642,961    1,642,961


(a) Commissions and fees related to purchases and sales of investments are included in the cost of the investment or the proceeds from the sale and are not separately identified by the trustee.

There were no Category (I), (II) or (IV) reportable transactions during the year ended December 31, 1997.




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


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lakeland, State of Florida, on June 23, 1998.

                                   SUMMIT HOLDING SOUTHEAST, INC.
                                   RETIREMENT PLAN

                                   By:      SUMMIT HOLDING SOUTHEAST, INC.
                                            RETIREMENT PLAN COMMITTEE
                                            Plan Administrator


                                            By:      /s/ Russell L. Wall
                                                --------------------------
                                                   Russell L. Wall
                                                   Committee Chairman




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